United States
 Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
 Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6-K dated June 28, 2003 along with the Press Release.
2.	A copy of the letter addressed to Vadodara Stock Exchange Limited.

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 28, 2003

US GAAP accounts – year ended March 31, 2003

RBI approves dividend payment; record date set

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Goa today, approved the audited US GAAP accounts of the Bank for the year ended March 31, 2003 (FY2003).

As stated in the Bank’s press release dated April 25, 2003, there are significant technical differences in the basis of accounting between US GAAP and Indian GAAP. Therefore, the financial statements under US GAAP and Indian GAAP for the Bank are not comparable. The impact of the key differences is set out below:

a.	ICICI Bank’s net worth as per US GAAP on March 31, 2003 was Rs. 9,221 crore (US$ 1,940 million), which was significantly higher than the consolidated net worth as per Indian GAAP of Rs. 6,672 crore (US$ 1,403 million).

b.	Under Indian GAAP, capital gains of Rs. 1,191 crore (US$ 250 million) on the sale of shares of ICICI Bank and provisions of Rs. 1,791 crore (US$ 377 million) were both accounted for in the profit and loss account. US GAAP requires the capital gains to be directly added to the net worth without being routed through the profit and loss account while provisions of Rs. 2,226 crore (US$ 468 million) were accounted for in the profit and loss account under US GAAP.

Thus, while the US GAAP profit and loss account does not include the capital gains, it includes the full negative impact of the provisions.

c.	Under US GAAP, ICICI is deemed to have acquired ICICI Bank and therefore ICICI Bank’s assets were stated at fair values while accounting for the merger. Thus, ICICI Bank’s investment portfolio on the date of the merger was marked-to-market with a positive impact on the value of the portfolio and on the net worth. As a result, treasury gains of Rs. 447 crore (US$ 94 million) realised during the year and recognised as treasury income under Indian GAAP were lower by Rs. 215 crore (US$ 45 million) as this amount was already recognized in the opening net worth under US GAAP.

The technical accounting differences in respect of capital gains and treasury gains alone have a negative impact of Rs 1,406 crore (US$ 296 million) on the US GAAP profit and loss account, although the positive impact is accounted for in the net worth.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Under Indian GAAP, ICICI Bank’s consolidated profit after tax was Rs. 1,152 crore (US$ 242 million). The US GAAP accounts show a profit before provisions against loans and investments, taxation and effect of accounting changes, of Rs. 1,122 crore (US$ 236 million). However, as a result of the significant differences in the basis of accounting under US GAAP and Indian GAAP as mentioned earlier, the US GAAP accounts show a net loss of Rs. 798 crore (US$ 168 million) in FY2003. As mentioned earlier, the net worth as per US GAAP is higher at Rs. 9,221 crore (US$ 1,940 million), compared to the consolidated Indian GAAP net worth (Rs. 6,672 crore, or US$ 1,403 million). A reconciliation of consolidated profit after tax as per Indian GAAP with net income as per US GAAP for FY2003 is given in the Annexure.

As mentioned above, the financial statements under US GAAP and Indian GAAP are not comparable. These differences are expected to continue in future years as under US GAAP, ICICI is deemed to have acquired ICICI Bank (vis-à-vis ICICI Bank having acquired ICICI, as per Indian GAAP). The US GAAP accounts are prepared in compliance with United States regulations governing the Bank’s American Depositary Receipts (ADRs) and do not impact the Bank’s operations or functioning.

RBI approves dividend payment; record date set

ICICI Bank’s profit after tax as per Indian GAAP (unconsolidated) was Rs. 1,206 crore (US$ 254 million) for FY2003. The Board of Directors of the Bank at its meeting on April 25, 2003, had recommended a dividend of Rs. 7.50 per equity share for FY2003 (Rs. 15.00 per ADR, since each ADR represents 2 underlying shares), subject to the approval of Reserve Bank of India and the shareholders of the Bank. The approval of RBI has since been received. The Board has fixed August 5, 2003 as the Record Date for the purpose of payment of dividend.

2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Annexure – Unaudited condensed reconciliation of profit as per Indian GAAP and US GAAP for FY2003

	Rs. in	US$
	billion	million

Audited consolidated profit after tax as per Indian GAAP	11.52	242

Adjustments[1]:

Profit on sale of ICICI Bank shares	(11.91)	(250)

Higher provision for loans & investments through profit
& loss account in US GAAP as compared to Indian GAAP	(4.93)	(104)

Lower treasury income, already reflected in US GAAP
stockholders equity due to fair valuation of securities on merger	(2.15)	(45)

Amortization of intangibles/ debt issue cost/ fair values (net)	(0.84)	(18)

Net impact of fee and expense amortisation	0.49	10

Other adjustments (including deferred taxation)	(0.16)	(3)

Audited net income as per US GAAP	(7.98)	(168)

1 Certain items have been aggregated/ combined as considered appropriate.

1 crore = 10.0 million
1US$ = Rs. 47.55

The statement that we expect the differences between US GAAP and Indian GAAP to continue in future years is a forward-looking statement based upon our assessment of the current differences between the two systems. This statement is subject to a number of risks and uncertainties and other factors that could cause the situation to differ materially from our current assessment. These include possible changes in either Indian or US GAAP, changes in accounting policies or practices and changes in ICICI Bank’s business or structure as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

3

Item 2

Jyotin Mehta General Manager & Company Secretary

June 28, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
Vadodara 390 005

Dear Sir,

Approval of accounts prepared under US GAAP,
Annual General Meeting and Notice of Book Closure

The Board of Directors of the Bank at its Meeting held today, have inter alia, considered the following matters :

1.	The audited annual accounts prepared under the United States Generally Accepted Accounting Principles (US GAAP) for the financial year ended March 31, 2003 were approved and taken on record. A press release issued by the Bank in this regard is enclosed.

2.	The Ninth Annual General Meeting of the Members of the Bank has been convened on Monday, August 25, 2003 at Vadodara.

3.	The Register of Members and the Share Transfer Books of the Bank will remain closed from Wednesday, August 6, 2003 to Monday, August 25, 2003 (both days inclusive) for the purpose of ascertaining the Members of the Bank who would be entitled to dividend on preference and equity shares, for the year ended March 31, 2003, that may be declared by the Members at the forthcoming Annual General Meeting.

Dividend will be paid to those Members whose names appear on the Registers of Members of the Company, at the close of business hours on Tuesday, August 5, 2003, after giving effect to all valid transfers and as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) in respect of shares held in electronic form.

2

The Bank will be seeking the approval of its Members at the forthcoming Annual General Meeting to be held on August 25, 2003 for delisting of equity shares from Calcutta Stock Exchange Association Limited, Delhi Stock Exchange Association Limited, Madras Stock Exchange Limited and equity shares and bonds from Vadodara Stock Exchange Limited subject to such other approvals as may be required, in terms of the Securities and Exchange Board of India (Delisting of Securities) Guidelines – 2003.

Please take the details on record and advise all members of the stock exchange accordingly.

Yours faithfully,

/s/ Jyotin Mehta
Jyotin Mehta

Encl. : a/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : June 28, 2003

For ICICI Bank Limited

By	:	/s/ Jyotin Mehta

Name	:	Jyotin Mehta
Title	:	General Manager & Company Secretary